Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 (No. 333-142274) of our report dated April 2, 2007 (May 15, 2007 as to Note 21) relating to the consolidated financial statements of Evercore Partners Inc. and subsidiaries (the “Company”) and the combined financial statements of Evercore Holdings (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the formation of the Company, the adoption of Statement of Financial Accounting Standard (SFAS) No. 123(R) Share-Based Payment on January 1, 2006, and the Company becoming subject to U.S. corporate federal income taxes that it accounts for in accordance with SFAS No. 109 Accounting for Income Taxes), appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

New York, New York

May 15, 2007